03016118

A TRADITION SINCE 1908

AR/S

P.E. 12/31/02



FC Banc Corp

2002 ANNUAL REPORT

February 19, 2003

To Our Shareholders:

At December 31, 2002, and for the year then ended, we are pleased to report to you the following financial results that represent the hard work and effort of the dedicated team at your Bank:

- Total Assets increased 20.84% to $132.4 million.
- Total Loans increased 17.23% to $71.6 million.
- Total Deposits increased 13.13% to 97.0 million.
- Fully Diluted Earnings Per Share increased 13.125% to $1.81 per share.
- Net Income increased 9.24% to $1,052,000.



Main Office Grand Opening/Ribbon Cutting

While our performance in 2002 reflects improvement over prior years, that result came during a period of continuing economic uncertainty and frustration. We anticipate an improving economy during this year, although there are still situations on the horizon that concern us. We know many of the economic fundamentals are sound, but we see many in our communities still struggle as a result of concern about the future. The nation faces a difficult and challenging environment as we enter 2003. Your company is well positioned to continue building our earnings momentum despite the sluggish economy and we will seek growth opportunities as economic conditions improve.

In 2002, we began to build the foundation for a strategic path to continued earnings growth and profitability improvement. We began to see the results of that work in the 3rd and 4th quarters of the year. During the year, we created a focused four year strategic plan that will serve as our roadmap to increasing franchise value through quality asset growth, additional non-interest revenue and improvement in efficiency and service through training and technology.

We introduced our partnership with Great American Advisors, Inc., providing our customers with a wide array of non-deposit financial products to meet their investment and savings needs. We also continue to offer the flexibility to do your banking from home or on the road through the use of *www.farmerscitizensbank.com*. The completion of our new Main Office building and new Fredericktown branch have provided better facilities for our customers and employees and make a positive statement to the community about our commitment to the economic vitality therein.

One of the keys to our success is the use of performance-based incentive programs that motivate our employees to achieve the company's goals by aligning our employees' interests with those of our shareholders. These incentive programs also help us build a stronger sales and service culture.

Another key to our success is the commitment we have to our communities, where we work to make a difference. We take our citizenship seriously. Our people strive to improve lives through their involvement in programs such as United Way, Ohio Reads, Junior Achievement and the Relay for Life. We are pleased to be able to sponsor and participate in these and other programs and activities.

We are successful because we work to meet the needs of our customers and continue to build relationships that last a lifetime.

Since 1908, our sense of community is a tradition that is the essence of our motivation.

We are more than just a community banking company.

Farmers Citizens Bank – It's a Tradition ... Pass it On!

Not just words, but a reality.

Respectfully,

Robert D. Hord
Chairman

John R. Christman
President and
Chief Executive Officer

Five-Year Consolidated Financial Summary

(In thousands, except per share amounts)

Years Ended December 31,	2002	2001	2000	1999	1998
Statements of Income					
Interest Income	$ 6,978	$ 6,881	$6,908	$ 6,456	$6,380
Interest Expense	2,332	2,883	2,943	2,592	2,541
Net interest income	4,646	3,998	3,965	3,864	3,839
Provision for loan losses	(275)	0	(134)	(130)	(75)
Net interest income after provision for loan losses	4,921	3,998	4,099	3,994	3,914
Non-interest income (A)	912	778	686	650	633
Non-interest expenses	4,601	3,620	3,594	3,215	3,283
Income before income taxes	1,232	1,156	1,191	1,429	1,264
Income tax expense	180	193	305	358	308
Net income	$1,052	$ 963	$ 886	$1,071	$ 956
Per Common Share					
Net Income					
Basic	$1.82	$1.62	$1.44	$1.70	$1.49
Diluted	1.81	1.60	1.42	$1.67	1.48
Dividends declared	0.66	0.64	0.64	0.61	0.60
Stockholders' equity	22.47	20.64	19.47	18.32	18.12
Stock price range	18.00-27.25	18.00-29.00	28.25-29.00	27.00-28.25	22.00-27.00
Selected Consolidated Balance Sheet Data at December 31,					
Assets	$132,390	$109,561	$100,131	$99,261	$93,685
Investment securities	45,164	33,989	27,545	34,795	37,319
Loans (B)	71,555	61,038	62,679	55,975	45,649
Deposits	97,012	85,753	84,927	86,959	81,311
Borrowed funds	21,246	10,094	2,258	29	-
Shareholders' equity	12,908	12,179	11,776	11,353	11,502
Ratios (C)					
Per $100 of average assets					
Net Interest Income (tax-equivalent basis)	$ 3.86	$ 3.76	$ 4.36	$ 4.41	$ 4.51
Provision for loan losses	(0.23)	0	(0.14)	(0.13)	(0.09)
Net interest income after provision for loan losses	4.09	3.76	4.50	4.54	4.60
Non-interest income	.76	.77	0.69	.69	0.72
Non-interest expense	3.83	3.45	3.85	3.57	3.66
Income before income taxes	1.02	1.08	1.34	1.66	1.66
Income tax expense	.15	.18	0.44	0.55	0.52
Net income	$0.87	$0.90	$ 0.90	$1.11	$ 1.14
Leverage (D)	9.82x	9.06x	8.68x	8.35x	7.66x
Return on average shareholders' equity	8.59%	8.21%	7.75%	9.27%	8.34%
Average shareholders' equity to average assets	10.16%	11.04%	11.52%	11.97%	13.05%
Dividend payout ratio	38.59%	39.66%	44.48%	35.81%	38.26%
Tier 1 capital ratio at December 31	14.75%	16.82%	18.40%	19.35%	22.19%
Tier 1 and Tier 2 capital ratio at December 31	16.00%	18.09%	19.70%	20.62%	23.47%
Leverage ratio	9.38%	10.77%	11.50%	11.98%	13.05%

(A) Includes gains (losses) from securities transactions of $37 in 2002, $40 in 2001, $19 in 2000, $(3) in 1999, and $11 in 1998.
(B) Net of unearned income.
(C) Based on average balances and net income for the periods.
(D) The ratio of average assets to average shareholders equity.

General


Original Founders - Early 1900's

FC Banc Corp. (the "Holding Company" or "Corporation") is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Farmers Citizens Bank (the "Bank" or "Farmers Citizens"), which accounts for substantially all of its revenues, operating income, and assets.

The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp. and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp. in accounting principles generally accepted in the United States of America. The Audit Committee of the Board of Directors engaged S.R. Snodgrass AC, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 2002 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

Forward-Looking Statements

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Holding Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in economic conditions in the Corporation's (or Bank's) market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Farmers Citizens' market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

1. Management's determination of the amount of the allowance for loan losses as set forth under the captions "Financial Condition," "Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001;"

2. Management's discussion of the liquidity of Farmers Citizens' assets and regulatory capital of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management;" and

3. Management's analysis of the interest rate risk of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management."

The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition

The Corporation's consolidated total assets amounted to $132.4 million at December 31, 2002, an increase of $22.8 million or 20.8%, over the $109.6 million in total assets at December 31, 2001. Such increase in assets was funded by an increase of $11.2 million increase in deposits and the $10.8 million net increase in borrowings.

Loan Portfolio Loans, as a component of earning assets, represent a significant portion of earning assets. At December 31, 2002, the Bank's real estate loans secured by 1-to-4 family residential properties were $32,227,000. Loans secured by farmland and loans to finance agricultural production and other loans to farmers were $11,053,000. As noted in Note 4, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $2,432,000 of loans to related parties.

Loan Information
(In thousands, except ratios)

Loans at December 31,	2002	2001	2000	1999	1998
Loans secured by real estate:					
Construction	$558	$1,087	$841	$416	$517
Commercial	22,029	19,753	20,515	20,148	14,818
Residential	32,227	26,104	27,665	23,770	16,403
Commercial, Financial, Agricultural	7,802	5,940	5,781	6,720	8,826
Consumer	8,939	8,154	7,877	4,921	5,085
Total	$71,555	$61,038	$62,679	$55,975	$45,649

Allowance for Loan Losses	2002	2001	2000	1999	1998
Balance at beginning of year	$1,499	$1,496	$1,732	$1,725	$1,480
Provision for loan losses	(275)	0	(134)	(130)	(75)
Charge-offs					
Commercial and agricultural	2	35	64	20	1
Consumer	23	56	51	48	58
Real estate	0	0	68	0	0
Total Charge-offs	25	91	183	68	59
Recoveries					
Commercial and agricultural	1	32	39	183	361
Consumer	13	18	42	22	18
Real estate	0	44	0	0	0
Total recoveries	14	94	81	205	379
Net charge-offs (recoveries)	11	(3)	102	(137)	(320)
Balance at end of year	$1,213	$1,499	$1,496	$1,732	$1,725

Allocation of Allowance for Loan Losses	2002	2001	2000	1999	1998
Commercial	$861	$1,187	$1,044	$1,296	$1,358
Consumer	130	113	108	69	75
Real estate	222	190	199	168	71
Unallocated	0	9	145	199	221
Total	$1,213	$1,499	$1,496	$1,732	$1,725

Credit Quality Ratios	2002	2001	2000	1999	1998
Net charge-offs as a percentage of average loans	0.01%	(.00%)	0.17%	(.27%)	(0.73)%
Allowance for loan losses to					
Total loans at year-end	1.69%	2.45%	2.39%	3.09%	3.78%
Net charge-offs	110.27	499.67	14.67	(12.64%)	(5.39)
Provision for loan losses to average loans	(0.41%)	0	(0.23)%	(.26%)	(0.17)%
Earnings coverage of net charge-offs	112.00	(385.33)	11.68	(10.47)	(3.93)

Average loans increased 4.02% in 2002 to represent 61.02% of average earning assets compared to 64.63% in 2001. Year-end total real estate loans of $54,814,000 represent approximately 76.60% of the total loans outstanding compared to 76.90% for the previous year-end. Consumer loans increased from $8,154,000 in 2001 to $8,939,000 in 2002. Commercial, financial, and agricultural loans increased 31.34%, from $5,940,000 on December 31, 2001 to $7,802,000 on December 31, 2002. The loan information table provides a five-year loan history.

In addition to the loans reported in the loan information table, there are certain off-balance sheet products such as letters of credit and loan commitments that are offered under the same credit standards as the loan portfolio. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Note 11 for additional information on off-balance sheet financial instruments.

Non-Performing Assets Non-accrual loans as of December 31, 2002 were $174,000 compared to $0 as of the previous year end. Loans which are contractually past due 90 days more amounted to $11,000 as of December 31, 2002, which were also $0 as of the previous year end. Management believes that the Allowance for Loan Losses is adequate to cover any potential losses in the loan portfolio at December 31, 2002. Refer to the section entitled "Allowance for Loan Losses" for additional detail.

A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non-accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is past due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate is adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

Loans accounted for as non-performing (non-accrual, restructured, past due 90-days or more, and impaired) loans as of year-end 2002 amounted to $185,000. Please refer to the following section entitled "Allowance for Loan Losses" for additional explanation.

Allowance for Loan Losses The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for potential losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur.

The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the market area of the Bank. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors. Management and the Board of Directors, in determining the adequacy of the allowance for loan loss account on a quarterly basis, use the results of the quarterly credit reviews in conjunction with independent collateral evaluations.

During 2002 management thoroughly reviewed the reserve for loan losses and determined that a $275,000 negative provision was warranted and appropriate. In addition to the internal analysis, external reviews also indicated that the resulting reserve for loan losses was adequate as well as comparison to both peer groups and industry standards. As of December 31, 2002, the reserve for loan losses was $1,213,000, which represent 1.69% of outstanding loans. This reserve, which is significantly higher then peer groups, was increased in 1994 and 1995 specifically due to loan concerns of the regulators. Current evaluations of our portfolio, both internally and through independent sources, indicate that that risk no longer exists. The negative provision was based upon our ongoing loan reviews and composites of the loan portfolio. With a high concentration of loans secured by one to four family residential properties and other forms of collateral which are considered to have less risk. Current analysis indicated that this level of reserve is adequate give the current economic trends, delinquency patterns and loan quality within the various portfolios.

Investments The investment portfolio represents the second largest use of financial resources. The investment portfolio of the Bank includes United States securities, state and municipal obligations, corporate securities, and mortgage backed securities.

Securities categorized as "available-for-sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "held-to-maturity" until their maturity unless they are subject to an earlier redemption via a "call feature." At December 31, 2002 and 2001, the entire investment portfolio of the Bank was classified as available-for-sale.

Average investments increased by $11,717,000 during 2002 from an average of $29,089,000 during 2001 to $40,806,000 during 2002, an increase of 40.28%. During the same period, the average balance of the federal funds sold decreased from $5,421,000 in 2001 to $1,211,000 in 2002. Federal funds sold are consistently maintained at levels that will cover the short-term liquidity needs of the Bank. Because of changes in interest rates, and the increases of borrowings, portions of the excess available funds were invested in investments. Average cash and due from bank balances increased slightly from $3,045,000 in 2001 to $3,271,000 in 2002. The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

Deposits The Consolidated Average Balance Sheets and Related Yields and Rates table highlights average deposits and interest rates during the last three years. Average deposits in 2002 have increased by approximately $5,408,000, or 7.50% from 2001 averages, which had decreased $ 1,733,000, or 2.02% compared to 2000. The average cost of deposits for the Bank was approximately 2.34% for the year-ended December 31, 2002 compared to 3.52% and 3.84% for 2001 and 2000, respectively.

Shareholders' Equity Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last five years, presented in the five-year Consolidated Financial Summary, reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 10% for the past five years. It should be noted that this ratio has decreased by 88 basis points in 2002 to 10.16% and decreased by 48 basis points in 2001. It should also be noted that the return on average assets declined by 3 basis points in 2002 from 0.90% in 2001 to 0.87% in 2002.

Banking regulations in 1989 established minimum capital ratios for banks. The primary purpose of these requirements is to assess the risk of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I (core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 2002 the Company's risk-based capital ratio for Tier I and Tier II capital is 14.75% and 16.00%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. The five-year Consolidated Financial Summary table and Note 13 to the Consolidated Financial Statements summarizes the risk-based capital of the Bank, leverage components and ratios.

Consolidated Average Balance Sheets and Related Yields and Rates*

In thousands, except ratios	2002 Average Balance	2002 Interest Income/ Expense	2002 Average Yields/ Rates	2001 Average Balance	2001 Interest Income/ Expense	2001 Average Yields/ Rates	2000 Average Balance	2000 Interest Income/ Expense	2000 Average Yields/ Rates
Assets									
Cash and due from banks	$ 3,271	$		$ 3,045	$		$ 3,188	$	
Federal Funds sold	1,211	19	1.57%	5,421	194	3.58%	475	29	6.11%
Investment securities									
Taxable securities	29,378	1,411	4.80%	22,635	1,228	5.43%	26,453	1,639	6.20%
Tax-exempt securities	11,428	755	6.60%	6,454	442	6.85%	5,733	407	7.10%
Total Investment securities	40,806	2,166	5.31%	29,089	1,670	5.74%	32,186	2,046	6.36%
Loans									
Real Estate	34,017	2,593	7.62%	34,017	2,555	7.51%	31,974	2,655	8.30%
Consumer	8,603	751	8.73%	7,897	788	9.98%	5,804	554	9.55%
Commercial (includes real estate)	22,999	1,738	7.56%	21,169	1,884	8.90%	21,520	1,981	9.21%
Total loans	65,619	5,050	7.74%	63,083	5,227	8.29%	59,298	5,190	8.75%
Total earning assets	107,536	7,267	6.75%	97,593	7,091	7.27%	91,959	7,265	7.90%
Allowance for loan losses	(1,287)			(1,487)			(1,657)		
Other assets	10,824			7,047			5,718		
Total assets	$120,444			$106,198			$99,208		
Liabilities and Shareholders' Equity									
Noninterest-bearing deposits	$ 12,262			$ 11,970			$ 10,681		
Interest-bearing deposits									
NOW accounts	12,682	89	0.70%	11,723	158	1.35%	13,569	278	2.20%
Money market accounts	5,306	130	2.45%	5,827	200	3.43%	4,817	125	3.73%
Savings accounts	15,421	205	1.33%	15,507	266	1.72%	17,000	353	2.08%
Time deposits	44,067	1,391	3.16%	39,011	1,912	4.90%	39,704	2,089	5.26%
Total interest-bearing deposits	77,476	1,815	2.34%	72,068	2,536	3.52%	75,090	2,885	3.84%
Borrowed funds	16,777	517	3.08%	9,094	347	3.82%	882	58	6.58%
Total interest-bearing liabilities	94,253	2,332	2.47%	81,162	2,883	3.55%	75,972	2,943	3.87%
Other liabilities	1,688			1,338			1,129		
Shareholders' equity	12,241			11,728			11,426		
Total liabilities and shareholders' equity	$120,444			$106,198			$99,208		
Net interest income (tax-equivalent basis)		$4,935			$4,208			$4,322	
Yield spread			4.28%			3.71%			4.03%
Net interest income to earnings assets			4.58%			4.31%			4.70%
Interest-bearing liabilities to earning assets			87.57			83.16%			82.62%

* Interest income/expense and yield/rates are calculated on a tax-equivalent basis utilizing a federal incremental tax rate of 35% in 2002, 2001 and 2000. Non-accrual loans and the related negative income effect have been included in the calculation of average rates.



Buddy SuperStar at Main Office Ribbon Cutting

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001

General Net income for the year-ended December 31, 2002 was $1,052,000, an increase of $89,000, or 9.24%, over the $963,000 net income in 2001. The increase in net income resulted primarily from increases of $648,000 in net interest income and $134,000 in non-interest income, and a decrease in the provision for loan losses of $275,000 and income tax expense of $13,000. These were offset by an increase in non-interest expenses of $981,000.

Net Interest Income Interest income totaled $6.978 million for the year-ended December 31, 2002, a increase of $97,000 or 1.41% from the $6.881 million recorded in 2001. The average rate earned on earning assets decreased from 7.27% in 2001 to 6.75% in 2002. Interest income on investment securities increased by $413,000, or 27.61%, due to the increase in the size of the investment portfolio coupled with a decrease of 43 basis points in the weighted-average yield year-to-year, from 5.74% in 2001 to 5.31% in 2002. Interest income on federal funds sold decreased by $174,000 for the year-ended December 31, 2002. The average balance invested in federal funds sold decreased by $4,210,000 compared to 2001. The yield on federal funds sold decreased from 3.58% in 2001 to 1.57% in 2002.

Interest expense decreased by $551,000, or 19.11%, during 2002, due primarily to the reduction of interest rates. The average cost of deposits decreased from 3.52% in 2001 to 2.34% in 2002. Interest expense on borrowings increased by $297,000 due to the increase in average balance outstanding from $9,094,000 in 2001 to $16,777,000 in 2002. The yield on borrowed funds also decreased from 3.82% in 2001 to 3.08% in 2002.

As a result of the forgoing changes in interest income and interest expense, net interest income increased by $648,000 or 16.21%, during 2002, as compared to 2001. This increase was due mostly to overall growth of the bank and the reduction in cost of funds. The interest rate spread increased by 57 basis points to 4.28% for 2002 as compared to 3.71% for 2001, while the net interest margin increased by 27 basis points to 4.58% for year 2002 compared to 4.31% in 2001.

Provision for Loan Losses Farmers Citizens maintains an allowance for loan losses in an amount, which, in management's judgement, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb potential losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although a variety of factors, including the performance of Farmers Citizens' loan portfolio, the economy, changes in real estate values, interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2002. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

The Bank experienced net charge-offs of $11,000 in 2002 compared to net recoveries of $3,000 in 2001. Farmers Citizens' charge-off history is a product of a variety of factors, including Farmers Citizens' underwriting guidelines and the composition of its loan portfolio. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

There was a negative provision of $275,000 for possible loan losses in 2002. There was no provision for possible loan losses during 2001, and a negative provision of $134,000 in 2000. The negative provision in 2002 was based upon the results of management's quarterly reviews of the loan portfolio to identify problem and potential problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are activated when a loan becomes past due.

The entire allowance for loan losses is available to absorb any particular loan loss. For analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. However, the primary criteria used to determine the percentage allocation is based upon the losses experienced, the type and market value of the collateral securing the loan portfolio, and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations. Please refer to the Loan Information table for the allocation of the allowance.

Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 2002. The Bank has no exposure from troubled debt to lesser-developed countries.

The "allowance for loan losses to total loans at year-end" ratio decreased to 1.69% in 2002 from 2.45% in 2001, and decreased from 2.39% in 2000. The decrease was due primarily to the increase in the loan portfolio and the negative provision for loan losses. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

Non Interest Income Non interest income increased from $778,000 in 2001 to $912,000 in 2002. This increase was due to increases in service charge income, loan fees, and gain on sale of investments. Non interest income is comprised of service fee income from deposit accounts, loan fees, and increases in the cash surrender values of life insurance policies.

Non Interest Expense Non interest expense increased from $3,620,000 in 2001 to $4,601,000 in 2002. Salaries and employee benefits increased by 38.25% or $647,000 in 2002. $291,000 or 44.98% of the increase in salaries and employee benefits is attributable to the termination of the employment contract of the former President of the Company. The balance of the increase is represented by an increase in bonus wages, employee benefits and levels of staff. Professional fees also increased by 28.35% or $55,000 and other expense increased by $216,000 or 28.45% as a result of increased legal and professional costs. Net occupancy increased slightly in 2002 to $670,000 from $659,000 in 2001. Non interest expense is comprised of operating expense attributed to staffing (personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, state franchise taxes and assessments, and other operating expenses.

Income Taxes The provision for federal income taxes totaled $180,000 for the fiscal year-ended December 31, 2002, a decrease of $13,000, or 6.74%, over the provision in 2001. The effective tax rates were 14.6% and 16.7% for the years ended December 31, 2002 and 2001.

Impacting the tax provisions for the five years covered in the five-year consolidated financial summary is the level of net income of the bank and holding company, and the level of tax-exempt income on securities, which was $498,000; $291,000; $269,000; $318,000; and $349,000 for the years 2002, 2001, 2000, 1999, and 1998, respectively.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requiring a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

Effects of Inflation/Changing Prices The effects of inflation on operations of the Bank occurs through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be re-priced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.

Liquidity and Interest Rate Sensitivity Management Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one-year maturities, and federal funds sold are the principal components of asset liquidity. The "Interest Rate Sensitivity" table, indicates that the Bank is in a liability sensitive position which is more beneficial in a period of declining interest rates since liabilities can be re-priced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities.

Interest Rate Sensitivity

	December 31, 2002 Repricing or Maturing				
In thousands, except ratios	Within 3 Months	Over 3 Months to 1 Year	Over 1 Year to 2 Years	After 2 Years	Total
Loans	$ 8,792	$ 16,304	$ 11,360	$ 35,099	$71,555
Investment securities	4,080	9,823	4,985	26,276	45,164
Other earning assets	-	-	-		
Other assets	-	-	-	11,534	15,671
Total assets	12,878	26,127	15,671	77,046	132,390
Noninterest-bearing deposits				13,403	13,403
Interest-bearing deposits	14,539	23,648	12,084	33,338	83,609
Borrowed funds	4,477	-	1,000	15,769	21,246
Other liabilities and equity	-	-	-	14,132	14,132
Total liabilities and equity	19,016	23,648	13,084	60,428	132,390
Gap*	$(6,144)	$2,479	$3,261	$404	
Cumulative gap	(6,144)	(3,665)	(404)		
Cumulative gap as a percent of total assets	(4.63%)	(2.76%)	(0.30%)	0.00%	

	December 31, 2001 Repricing or Maturing				
In thousands, except ratios	Within 3 Months	Over 3 Months to 1 Year	Over 1 Year to 2 Years	After 2 Years	Total
Loans	$ 6,282	$ 6,235	$ 5,312	$ 43,209	$61,038
Investment securities	5,316	7,304	7,405	16,964	36,989
Other earning assets	-	-	-		
Other assets	-	-	-	11,534	11,534
Total assets	$11,598	$13,539	$12,717	$71,707	$109,561
Noninterest-bearing deposits				$ 12,718	$12,718
Interest-bearing deposits	$15,484	$19,534	$ 10,030	$ 27,987	73,035
Borrowed funds	4,085	-	-	6,009	10,094
Other liabilities and equity	-	-	-	13,714	13,714
Total liabilities and equity	$19,569	$19,534	$10,030	$ 60,428	$109,561
Gap*	$(7,971)	$(5,995)	$2,687	$11,279	
Cumulative gap	(7,971)	(13,966)	(11,279)		
Cumulative gap as a percent of total assets	(7.27%)	(12.74%)	(10.29%)	0.00%	

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
FC Banc Corp.

We have audited the accompanying consolidated balance sheet of FC Banc Corp. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2000, were audited by other auditors whose report dated January 17, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FC Banc Corp. and subsidiary as of December 31, 2002 and 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
January 10, 2003

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090~8399 Phone: 724~934~0344 Facsimile: 724~934~0345

FC BANC CORP.
CONSOLIDATED BALANCE SHEET

		December 31,		
		2002		2001
		(Dollars in thousands)		
ASSETS				
Cash and due from banks	$	4,825	$	3,659
Federal funds sold		-		3,000
Cash and cash equivalents		4,825		6,659
Investment securities available for sale		45,164		33,989
Loans		71,555		61,038
Less allowance for loan losses		1,213		1,499
Net loans		70,342		59,539
Premises and equipment		7,023		4,575
Bank owned life insurance		2,757		2,607
Accrued interest and other assets		2,279		2,192
TOTAL ASSETS	$	132,390	$	109,561
LIABILITIES				
Deposits:				
Noninterest-bearing	$	13,403	$	12,718
Interest-bearing		83,609		73,035
Total deposits		97,012		85,753
Short-term borrowings		4,477		4,085
Other borrowings		16,769		6,009
Accrued interest and other liabilities		1,224		1,535
TOTAL LIABILITIES		119,482		97,382
STOCKHOLDERS' EQUITY				
Preferred stock of $25 par value; 750 shares authorized, no shares issued and outstanding		-		-
Common stock, no par value; 4,000,000 shares authorized, 665,632 shares issued		832		832
Additional paid-in capital		1,364		1,366
Retained earnings		12,463		11,793
Accumulated other comprehensive income		536		109
Treasury stock, at cost (91,205 and 75,478 shares)		(2,287)		(1,921)
TOTAL STOCKHOLDERS' EQUITY		12,908		12,179
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	132,390	$	109,561

See accompanying notes to consolidated financial statements.

FC BANC CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
INTEREST INCOME			
Interest and fees on loans	$ 5,050	$ 5,192	$ 4,963
Federal funds sold	19	193	29
Investment securities:			
Taxable	1,411	1,205	1,647
Exempt from federal income tax	498	291	269
Total interest income	6,978	6,881	6,908
INTEREST EXPENSE			
Deposits	1,815	2,536	2,884
Short-term borrowings	76	203	57
Other borrowings	441	144	2
Total interest expense	2,332	2,883	2,943
NET INTEREST INCOME	4,646	3,998	3,965
Provision for loan losses	(275)	-	(134)
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,921	3,998	4,099
NONINTEREST INCOME			
Service charges on deposit accounts	541	470	419
Investment securities gains, net	37	40	19
Bank owned life insurance earnings	161	128	127
Other income	173	140	121
Total noninterest income	912	778	686
NONINTEREST EXPENSE			
Salaries and employee benefits	2,338	1,691	1,535
Net occupancy and equipment expenses	670	659	635
Professional fees	249	194	154
State franchise tax	155	144	139
Loss on disposal of premises and equipment	-	-	263
Data processing	214	173	143
Other expense	975	759	725
Total noninterest expense	4,601	3,620	3,594
Income before income taxes	1,232	1,156	1,191
Income taxes	180	193	305
NET INCOME	$ 1,052	$ 963	$ 886
EARNINGS PER SHARE			
Basic	$ 1.82	$ 1.62	$ 1.44
Diluted	1.81	1.60	1.42

See accompanying notes to consolidated financial statements.

FC BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
				(Dollars in thousands)			
Balance, December 31, 1999	$ 832	$ 1,371	$ 10,720	$ (523)	$ (1,047)	$ 11,353	
Net income			886			886	$ 886
Other comprehensive income:							
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $225				449		449	449
Comprehensive income							$ 1,335
Cash dividends ($.64 per share)			(394)			(394)	
Purchase of treasury stock					(570)	(570)	
Exercise of stock options (2,360 shares)		(5)			57	52	
Balance, December 31, 2000	832	1,366	11,212	(74)	(1,560)	11,776	
Net income			963			963	$ 963
Other comprehensive income:							
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $95				183		183	183
Comprehensive income							$ 1,146
Cash dividends ($.64 per share)			(382)			(382)	
Purchase of treasury stock					(361)	(361)	
Balance, December 31, 2001	832	1,366	11,793	109	(1,921)	12,179	
Net income			1,052			1,052	$ 1,052
Other comprehensive income:							
Unrealized gain on available for sale, securities, net of reclassification adjustment, net of tax benefit of $220				427		427	427
Comprehensive income							$ 1,479
Cash dividends ($.66 per share)			(382)			(382)	
Purchase of treasury stock					(406)	(406)	
Exercise of stock options (1,600 shares)		(2)			40	38	
Balance, December 31, 2002	$ 832	$ 1,364	$ 12,463	$ 536	$ (2,287)	$ 12,908	

Components of comprehensive income loss:	2002	2001	2000
Change in net unrealized gain (loss) on investments available for sale	$ 451	$ 209	$ 462
Realized (gains) losses included in net income, net of taxes of $13, $14 and $6	(24)	(26)	(13)
Total	$ 427	$ 183	$ 449

See accompanying notes to consolidated financial statements.

FC BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 1,052	$ 963	$ 886
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	(275)	-	(134)
Investment securities (gain) losses, net	(37)	(40)	(19)
Loss from disposal of premises and equipment	-	-	263
Depreciation, amortization and accretion	477	448	432
Deferred income taxes	63	31	112
Decrease (increase) in accrued interest receivable	5	(51)	(67)
Increase (decrease) in accrued interest payable	3	(91)	44
Other, net	(379)	61	(311)
Net cash provided by operating activities	909	1,302	1,206
INVESTING ACTIVITIES			
Investment securities available for sale:			
Proceeds from repayments and maturities	16,177	15,566	7,555
Purchases	(36,749)	(21,952)	(205)
Proceeds from sales	10,045	130	62
Decrease (increase) in loans, net	(10,660)	1,644	(6,806)
Purchases of premises and equipment	(2,755)	(2,835)	(533)
Purchase of regulatory stock	(462)	(19)	-
Net cash provided by (used for) investing activities	(24,404)	(7,447)	73
FINANCING ACTIVITIES			
Increase (decrease) in deposits, net	11,259	826	(2,032)
Increase in short-term borrowings, net	392	1,850	2,235
Proceeds from other borrowings	10,847	5,993	-
Repayments of other borrowings	(87)	(7)	(6)
Purchases of treasury stock	(406)	(361)	(570)
Proceeds from stock option exercises	38	-	52
Cash dividends	(382)	(382)	(394)
Net cash provided by (used for) financing activities	21,661	7,919	(715)
Increase (decrease) in cash and cash equivalents	(1,834)	1,774	564
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,659	4,885	4,321
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,825	$ 6,659	$ 4,885
SUPPLEMENTAL INFORMATION			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 2,329	$ 2,974	$ 2,899
Income taxes	184	100	312

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

FC Banc Corp. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Farmers Citizens Bank (the "Bank"). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Crawford, Knox, and Morrow counties in Ohio and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve System through the Federal Reserve Bank of Cleveland.

The consolidated financial statements include the accounts of FC Banc Corp, and its wholly-owned subsidiary, Farmers Citizens Bank, after elimination of all material intercompany transactions and balances.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ from those estimates.

Investment Securities

Currently, the Company's investment securities portfolio is classified as available for sale. The portfolio serves principally as a source of liquidity and is carried at fair value with unrealized holding gains and losses for available for sale securities reported as a separate component of stockholders' equity, net of tax, until realized. Debt securities acquired with the intent to hold to maturity would be classified as held to maturity and carried at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method, and recognized as adjustments of interest income. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB"), Federal Reserve Bank, and Great Lakes Bankers Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost and are included in other assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Loans are returned to accrual status when past due interest is collected and the collection of principal probable.

Loan origination fees and certain direct loan organization costs are being differed and the net amount amortized as an adjustment of the related loans yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral.

Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan. Payments received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture, fixtures, and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Postretirement Benefits

The Company maintains a non-contributory defined post-retirement plan covering all employees. The plan provides a level of life and health insurance to retirees which is based on their annual compensation prior to retirement.

Income Taxes

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock Options

The Company maintains a stock option plan for key officers, employees, and non-employee directors.

The Company accounts for the Plan under provisions of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the Plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options (Continued)

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, *"Accounting for Stock-based Compensation,"* net income applicable to common stock, basic and diluted net income per common share for the year ended December 31, would have been as follows:

	2002	2001	2000
Net income as reported	$ 1,052	$ 963	$ 886
Less pro forma expense related to option	39	52	10
Pro forma net income	1,013	911	876
Basic net income per common share:			
As reported	$ 1.82	$ 1.62	$ 1.44
Pro forma	1.75	1.53	1.42
Diluted net income per common share:			
As reported	$ 1.81	$ 1.60	$ 1.42
Pro forma	1.75	1.52	1.40

For purpose of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of the subjective assumptions which can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

Grant Year	Expected Dividend Yield	Risk-free Interest Rate	Expected Volatility	Remaining Expected Life (in years)
1997	1.03%	6.89%	16.60%	4.31
1998	1.03%	5.77%	16.60%	5.17
1999	1.03%	5.17%	16.60%	6.22
2000	1.03%	6.75%	16.60%	7.05
2001	1.03%	5.37%	16.60%	8.50
2002	1.03%	4.05%	16.60%	9.88

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and Federal funds sold.

(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company financial statements.

In April 2002, the FASB issued FAS No. 145, *Recission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

On October 1, 2002, FASB issued FAS No. 147, *Acquisitions of Certain Financial Institutions*, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends FAS No. 123, *Accounting for Stock-Based Compensation.* FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No.45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee, (c) the carrying amount of the liability, if any,

(In thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform with the current year's format. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2002	2001	2000
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	579,444	596,213	614,754
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	871	3,658	10,112
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	580,315	599,871	624,866

Options to purchase 14,500 and 16,400 shares of common stock as of December 31, 2002 and 2001, respectively were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

(In thousands, except per share amounts)

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of securities available for sale are as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 6,487	$ 147	$ -	$ 6,634
Obligations of state and political subdivisions	15,393	300	(110)	15,583
Mortgage-backed securities	22,413	460	(1)	22,872
Total debt securities	44,293	907	(111)	45,089
Equity securities	58	17	-	75
Total	$ 44,351	$ 924	$ (111)	$ 45,164

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 15,567	$ 103	$ (49)	$ 15,621
Obligations of state and political subdivisions	8,803	70	(84)	8,789
Corporate securities	1,388	10	-	1,398
Mortgage-backed securities	7,994	104	(3)	8,095
Total debt securities	33,752	287	(136)	33,903
Equity securities	73	13	-	86
Total	$ 33,825	$ 300	$ (136)	$ 33,989

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,243	$ 1,255
Due after one year through five years	4,892	5,002
Due after five years through ten years	6,815	7,055
Due after ten years	31,343	31,777
Total	$ 44,293	$ 45,089

(In thousands, except per share amounts)

3. INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

Investment securities with a carrying value of $18,792 and $17,908 at December 31, 2002 and 2001, respectively, were pledged to secure deposits and other purposes as required by law.

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Proceeds from sales	$ 10,045	$ 130	$ 62
Gross gains	63	40	19
Gross losses	26	-	-

4. LOANS

Major classifications of loans are summarized as follows:

	2002	2001
Loans secured by real estate:		
Construction	$ 558	$ 1,087
Commercial	22,029	19,753
Residential	32,227	26,104
Commercial, financial, and agricultural	7,802	5,940
Consumer	8,939	8,154
	71,555	61,038
Less allowance for loan losses	1,213	1,499
Net loans	$ 70,342	$ 59,539

Changes in the allowance for loan losses for the years ended December 31, are as follows:

	2002	2001	2000
Balance, January 1	$ 1,499	$ 1,496	$ 1,732
Add:			
Provisions charged to operations	(275)	-	(134)
Recoveries	14	94	81
Less loans charged off	(25)	(91)	(183)
Balance, December 31	$ 1,213	$ 1,499	$ 1,496

The Company grants residential, commercial, and consumer loans to customers throughout its trade area which is concentrated in Knox, Morrow, and Crawford counties. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of its immediate trade area.

(In thousands, except per share amounts)

4. LOANS (Continued)

Certain directors and executive officers of the Company, members of their immediate families and companies in which they are principal owners (i.e., at least 10%), were indebted to the Company at December 31, 2002 and 2001. A summary of the activity on the related party loans to certain directors and executive officers and their related companies and immediate families, consists of the following:

2001	Advances	Repayments	2002
$ 2,650	$ 263	$ 481	$ 2,432

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2002	2001
Land and land improvements	$ 834	$ 726
Building and leasehold improvements	5,797	1,073
Furniture, fixtures, and equipment	1,806	1,318
Construction in-progress	-	2,781
	8,437	5,898
Less accumulated depreciation	1,414	1,323
Total	$ 7,023	$ 4,575

Depreciation charged to operations was $308 in 2002, $301 in 2001, and $336 in 2000.

6. DEPOSITS

Time deposits at December 31, 2002 mature $29,045, $8,770, $8,035, $2,729 and $1,603 during 2003, 2004, 2005, 2006, and 2007, respectively

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $13,895 and $7,469 at December 31, 2002 and 2001, respectively

Maturities on time deposits of $100,000 or more at December 31, 2002 are as follows:

Within three months	$ 2,769
Beyond three but within six months	5,743
Beyond six but within twelve months	2,015
Beyond one year	3,368
Total	$ 13,895

(In thousands, except per share amounts)

7. SHORT-TERM BORROWINGS

The outstanding balances and related information of short-term borrowings which includes securities sold under agreements to repurchase, are summarized as follows:

	2002	2001
Balance at year-end	$ 4,477	$ 4,085
Average balance outstanding	5,136	5,726
Maximum month-end balance	6,697	8,022
Weighted-average rate at year-end	1.41%	2.03%
Weighted-average rate during the year	1.71%	3.55%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

Investment securities with a carrying value of $4,892 and $8,072 at December 31, 2002 and 2001, respectively, were pledged as collateral for these borrowings.

8. OTHER BORROWINGS

Other borrowings are summarized as follows:

Description	Maturity Date	Amount	Rate
FHLB fixed-rate advance	02/22/04	1,000	5.47%
FHLB fixed-rate advance	03/21/06	1,000	5.35%
FHLB mortgage matched	11/01/11	914	4.99%
FHLB convertible 10/5	10/04/11	1,000	4.32%
FHLB convertible 10/5	11/09/11	2,000	3.97%
FHLB convertible 5 year	04/23/07	5,000	4.57%
FHLB cmp advance	07/26/07	2,347	3.48%
FHLB convertible 10/5	07/26/12	2,500	4.03%
FHLB fixed-rate advance	12/11/07	1,00	3.68%
		16,761	
Note payable		8	
		$ 16,769	

Borrowing capacity consists of credit arrangements with the FHLB of Cincinnati. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, outstanding residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2002, the Bank's maximum borrowing capacity with the FHLB was approximately $59,381.

9. INCOME TAXES

The provision for federal income taxes consists of:

	2002	2001	2000
Current payable	$ 117	$ 162	$ 193
Deferred	63	31	112
Total provision	$ 180	$ 193	$ 305

(In thousands, except per share amounts)

9. INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 88	$ 182
Accrued expenses and employee benefits	310	187
Deferred tax assets	398	369
Deferred tax liabilities:		
Unrealized gain on available for sale securities	276	54
Premises and equipment	106	29
Investment discount's accretion	1	1
Other	45	30
Deferred tax liabilities	428	114
Net deferred tax assets (liabilities)	$ (30)	$ 255

The reconciliation between the federal statutory rate and the Company's effective consolidated income tax rate is as follows:

	2002		2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 419	34.0%	$ 393	34.0%	$ 405	34.0%
Tax exempt interest	(172)	(13.9)	(106)	(9.2)	(96)	(8.0)
Life insurance income	(55)	(4.5)	(43)	(3.7)	(43)	(3.6)
Other	(12)	(1.0)	(51)	(4.4)	39	3.3
Actual tax expense and effective rate	$ 180	14.6%	$ 193	16.7%	$ 305	25.7%

10. EMPLOYEE BENEFITS

Savings Plan

The Bank maintains a 401(k) retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15 percent of their compensation, a portion of which will be matched by the Bank. Additional contributions to the plan may be made at the discretion of the Board of Directors based upon earnings of the Bank. Contributions by the Bank charged to operations were $41, $68, and $65 for the years ended December 31, 2002, 2001, and 2000, respectively.

(In thousands, except per share amounts)

10. EMPLOYEE BENEFITS (Continued)

Directors Retirement

The Company maintains a directors retirement plan which provides that any director with 15 years of continuous service will receive an annual retirement benefit equal to that director's board fees in the year before retirement. The annual retirement benefit will be paid for 15 years. The plan was amended to provide for pro rata benefits for any director who is unable to satisfy the 15 years of continuous service requirement due to the mandatory director's retirement provision upon reaching 70 years of age. The Bank has purchased individual life insurance contracts with respect to this program. The Bank is the owner and beneficiary of the insurance contracts. The expense charged to operations was $30 in 2002, $30 in 2001, and $23 in 2000.

Executive Compensation

The Company and the Bank entered into an Amended and Restated Salary Continuation Agreement dated July 10, 2001 (the "Agreement") with the former president. The former president was dismissed on February 19, 2002. The Agreement provides that a benefit be paid for fifteen years once he reaches normal retirement age of 65, if his employment was terminated before he attains the age of 65. The former president is entitled to an early termination retirement benefit of $47,000 per year when he attains normal retirement age. The Company has purchased an individual life insurance contract with respect to the retirement portion of this program. The Company is the owner and beneficiary of the insurance contract. The former president is a general creditor of the Company with respect to this retirement benefit. The expense charged to operations was $51 in 2002, $56 in 2001, and $40 in 2000.

Additionally, the Agreement provided a benefit to be paid upon the early termination of the former president. During 2002, the Company paid $291 to the former president under the terms of this agreement.

Postretirement Benefits

The Bank sponsors a non-contributory postretirement plan providing health care coverage. The Bank's funding policy is to contribute as billed with their normal health care plan. For 2002, 2001, and 2000, the aggregate contributions were $28, $28, and $25, respectively.

The following table sets forth the plan's funded status at December 31, 2002 and 2001:

	2002	2001
Accumulated postretirement benefit obligation:		
Retirees	$ 511	$ 236
Other active plan participants	47	60
Total	558	296
Plan assets at fair value	-	-
Accumulated postretirement benefit obligation in excess of plan assets	558	296
Prior service cost not yet recognized in net periodic postretirement benefit cost	(237)	-
Unrecognized net gain (loss) from past experience different from that assumed and effects of any changes in assumptions	(30)	(3)
Unrecognized transition obligation, net of amortization	(105)	(114)
Accrued postretirement cost	$ 186	$ 179

(In thousands, except per share amounts)

10. EMPLOYEE BENEFITS (Continued)

Postretirement Benefits (Continued)

Postretirement expense for 2002, 2001, and 2000 includes the following components:

	2002	2001	2000
Service cost	$ 6	$ 6	$ 5
Interest cost	19	19	19
Amortization of transition obligation	9	9	9
Total	$ 34	$ 34	$ 33

For measurement purposes a 10 percent annual rate of increase in the per capita of covered health care benefits for those under and over 65, respectively, was assumed for 2002 and 2001. The rate was assumed to decrease gradually to 6 percent at 2013 and remain at that level thereafter.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent in 2002 and 7.5 in 2001.

Stock Option Plan

The Company has a fixed director and employee stock-based compensation plan. Under the plan, the Company may grant options for up to 65,004 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100 percent of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed 10 years from the date of grant.

The following table presents share data related to the outstanding options:

	2002	Weighted-average Exercise Price	2001	Weighted-average Exercise Price
Outstanding, January 1	58,710	$ 23.69	56,850	$ 23.69
Granted	2,860	26.25	2,500	22.40
Exercised	(1,600)	22.00	-	-
Forfeited	(20,410)	22.54	(640)	22.87
Outstanding, December 31	39,560	$ 24.55	58,710	$ 23.69
Exercisable at year-end	26,228	$ 23.93	35,296	$ 23.06

(In thousands, except per share amounts)

10. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table summarizes the characteristics of stock options at December 31, 2002:

		Outstanding			Exercisable	
Grant Date	Exercise Price	Shares	Contractual Average Life	Average Exercise Price	Shares	Average Exercise Price
04/23/97	$ 22.00	6,640	4.31	$ 22.00	6,640	$ 22.00
03/03/98	22.00	13,560	5.17	22.00	10,848	22.00
03/24/99	28.00	12,700	6.22	28.00	7,620	28.00
01/18/00	28.50	1,800	7.05	28.50	720	28.50
07/01/01	22.40	2,000	8.50	22.40	400	22.40
11/19/02	26.25	2,860	9.88	26.25	-	-

11. COMMITMENTS

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were comprised of the following:

	2002	2001
Commitments to extend credit	$ 3,608	$ 5,808
Standby letters of credit	100	609
Total	$ 3,708	$ 6,417

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral is not required to support financial instruments with credit risk. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.

(In thousands, except per share amounts)

11. COMMITMENTS (Continued)

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future funding requirements.

12. REGULATORY RESTRICTIONS

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2002 and 2001, was $728 and $686, respectively.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of ten percent of the Bank's common stock and capital surplus.

Dividends

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2003 is $624 plus 2003 profits retained up to the date of the dividend declaration.

13. REGULATORY CAPITAL

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2002 and 2001, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

(In thousands, except per share amounts)

13. REGULATORY CAPITAL (Continued)

The Company's actual capital ratios are presented in the following table which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

	2002		2001	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 13,304	16.00%	$ 12,978	18.09%
For Capital Adequacy Purposes	6,652	8.00	5,741	8.00
To Be Well Capitalized	8,315	10.00	7,176	10.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 12,263	14.75%	$ 12,070	16.82 %
For Capital Adequacy Purposes	3,326	4.00	2,870	4.00
To Be Well Capitalized	4,988	6.00	4,306	6.00
Tier I Capital (to Average Assets)				
Actual	$ 12,263	9.38%	$ 12,070	10.77 %
For Capital Adequacy Purposes	5,229	4.00	4,482	4.00
To Be Well Capitalized	6,537	5.00	5,603	5.00

(In thousands, except per share amounts)

14. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments at December 31, are as follows:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks	$ 4,825	$ 4,825	$ 3,659	$ 3,659
Federal funds sold	-	-	3,000	3,000
Investment securities available for sale	45,164	45,164	33,989	33,989
Net loans	70,342	72,260	59,539	59,920
Regulatory stock	914	914	452	452
Bank-owned life insurance	2,757	2,757	2,607	2,607
Accrued interest receivable	796	796	803	803
Total	$ 124,798	$ 126,716	$ 104,049	$ 104,430
Financial liabilities:				
Deposits	$ 97,012	$ 98,094	$ 85,753	$ 86,767
Short-term borrowings	4,477	4,477	4,085	4,085
Other borrowings	16,769	17,326	6,009	6,009
Accrued interest payable	134	134	137	137
Total	$ 118,392	$ 120,031	$ 95,984	$ 96,998

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

14. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Federal Funds Sold, Regulatory Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-term Borrowings

The fair value is equal to the current carrying value.

Bank-owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Investment Securities

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Other Borrowings

The fair value of loans, certificates of deposit, and other borrowings is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, noninterest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 11.

(In thousands, except per share amounts)

15. PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

	December 31, 2002	December 31, 2001
ASSETS		
Cash and due from banks	$ 55	$ 32
Investment securities available for sale	75	86
Investment in subsidiary bank	12,790	12,024
Other assets	3	38
TOTAL ASSETS	$ 12,923	$ 12,180
TOTAL LIABILITIES	$ 15	$ 1
STOCKHOLDERS' EQUITY	12,908	12,179
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,923	$ 12,180

CONDENSED STATEMENT OF INCOME

	Year Ended December 31, 2002	2001	2000
INCOME			
Dividends from subsidiary bank	$ 771	$ 677	$ 969
Dividend income	3	5	6
Investment securities gains, net	7	40	19
Other income	2	3	12
Total income	783	725	1,006
EXPENSES			
Professional fees	78	33	31
Other	15	15	15
Total expenses	93	48	46
Income before tax benefit and equity in undistributed net income of subsidiary	690	677	960
Income tax benefit	23	1	3
Equity in undistributed net income of subsidiary	339	285	(77)
NET INCOME	$ 1,052	$ 963	$ 886

(In thousands, except per share amounts)

15. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 1,052	$ 963	$ 886
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(339)	(285)	77
Investment securities gains, net	(7)	(40)	(19)
Other	45	-	(21)
Net cash provided by operating activities	751	638	923
INVESTING ACTIVITIES			
Investment securities available for sale:			
Proceeds from sales	22	130	62
Purchases	-	-	(73)
Net cash provided by (used for) investing activities	22	130	(11)
FINANCING ACTIVITIES			
Purchase of treasury stock	(406)	(361)	(570)
Proceeds from stock option exercise	38	-	52
Cash dividends	(382)	(382)	(394)
Net cash used for financing activities	(750)	(743)	(912)
Increase in cash	23	25	-
CASH AT BEGINNING OF YEAR	32	7	7
CASH AT END OF YEAR	$ 55	$ 32	$ 7

(In thousands, except per share amounts)

16. QUARTERLY DATA

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total interest income	$ 1,647	$ 1,736	$ 1,637	$ 1,958
Total interest expense	538	466	757	571
Net interest income	1,109	1,270	880	1,387
Provision for loan losses	-	(275)	-	-
Net interest income after provision for loan losses	1,109	1,545	880	1,387
Total noninterest income	173	198	408	133
Total noninterest expense	1,238	1,134	949	1,280
Income before income taxes	44	609	339	240
Income taxes	(21)	163	61	(23)
Net income	$ 65	$ 446	$ 278	$ 263
Per share data:				
Net income				
Basic	$ 0.11	$ 0.77	$ 0.48	$ 0.45
Diluted	0.11	0.77	0.48	0.45
Average shares outstanding				
Basic	583,089	579,862	579,862	578,648
Diluted	583,089	579,862	582,010	581,468

(In thousands, except per share amounts)

16. QUARTERLY DATA (Continued)

	Three Months Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Total interest income	$ 1,779	$ 1,803	$ 1,793	$ 1,506
Total interest expense	782	761	724	616
Net interest income	997	1,042	1,069	890
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	997	1,042	1,069	890
Total noninterest income	184	188	227	179
Total noninterest expense	926	980	1,003	711
Income before income taxes	255	250	293	358
Income taxes	60	57	64	12
Net income	$ 195	$ 193	$ 229	$ 346
Per share data:				
Net income				
Basic	$ 0.32	$ 0.32	$ 0.39	$ 0.59
Diluted	0.31	0.31	0.39	0.59
Average shares outstanding				
Basic	600,606	600,007	594,221	590,154
Diluted	610,088	606,857	595,352	590,154



Main Square, Bucyrus, 1900's



Ohio Reads Volunteer



Kids Week 2001, South Office


FARMERS
BANK

Fredericktown Tomato Show Parade Sponsors


MAY

Kids Week, Buddy SuperStar


City Pride

Square, Downtown Bucyrus


SPONSOR
FARMERS-CITIZENS
BANK
FC

Crawford County Fair Sponsor of the Day



Farmers Citizens Bank, Early 1900's

CORPORATE INFORMATION

Directors

Robert D. Hord, Chairman
President Hord Livestock Co., Inc.
Terry L. Gernert, Secretary & Treasurer
Attorney at Law
John R. Christman, President of FC Banc Corp and
Chief Executive Officer of Farmers Citizens Bank
David G. Dostal
President Auck-Dostal Insurance Agency, Inc.
Patrick J. Drouhard
Superintendent Cardington-Lincoln
Local Schools
Samuel J. Harvey
Retired
Charles W. Kimerline
President Bucyrus Road Materials, Inc.
John O. Spreng, Jr.
Vice President Longacre Farms, Inc.
Joan C. Stemen
Retired

Emeritus Directors

Fred Christman

Richard O. Kime

William D. Foulk

John O. Spreng

James Stemen

Executive Officers of FC Banc Corp

John R. Christman	President
Coleman J. Clougherty	Treasurer

Executive Officers of Farmers Citizens Bank

John R. Christman	Chief Executive Officer
Coleman J. Clougherty	Executive Vice President
Donald L. Denney	President
Anne K. Spreng	Vice President



105 Washington Square, Mid 1900's



Fredericktown Grand Opening/Ribbon Cutting

Independent Auditors

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200
Wexford, PA 15090

Market Maker

Community Banc Investments, Inc.
Greig A. McDonald
26 East Main Street
New Concord, OH 43762
1-800-224-1013



Downtown Square, Bucyrus, Early 1900's

BANKING LOCATIONS

Main Office

105 Washington Square
Bucyrus, Ohio 44820

South Office

1605 Marion Road
Bucyrus, Ohio 44820

Cardington Office

123 East Main Street
Cardington, Ohio 43315

Fredericktown

250 West Sandusky Street
Fredericktown, Ohio 43019

When people become customers of Farmers Citizens Bank, they discover the value and pass it on to their families.

Farmers Citizens Bank. . . A Family Tradition

FC Banc Corp